================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ----------------------

                               AMENDMENT NO.1 TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                                LENDINGTREE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   526020-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Capital Z Management, LLC
                               54 Thompson Street
                            New York, New York 10012
                      Attention: Mr. David A. Spuria, Esq.
                                 (212) 965-0800
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 March 20, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



NY2:\1022040\07\LWM007!.DOC\33560.0073

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          SPECIALTY FINANCE PARTNERS
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          00 - CONTRIBUTIONS FROM PARTNERS
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA
--------- -------------------------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                     8      SHARED VOTING POWER
                   EACH
                 REPORTING                           15,616,302*
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                       9      SOLE DISPOSITIVE POWER

                                                     7,956,420**
                                             ------- ------------------------------------------------------------------
                                              10     SHARED DISPOSITIVE POWER


--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,616,302*
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          60.9%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

* Includes 7,659,882 shares that may be deemed beneficially owned by virtue of Specialty Finance partners being party to the Voting Agreement (described in Item 5 below).

**  Assumes conversion of 4,000,000 shares of Series A 8% Convertible Preferred
Stock beneficially owned by such Reporting Person. See Item 5.


                                       2

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          CAPITAL Z FINANCIAL SERVICES FUND II, L.P.*
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          NOT APPLICABLE
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA
--------- -------------------------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     ------- ------------------------------------------------------------------
               BENEFICIALLY                  8       SHARED VOTING POWER
                 OWNED BY
                   EACH                              15,616,302**
                 REPORTING                   ------- ------------------------------------------------------------------
                  PERSON                     9       SOLE DISPOSITIVE POWER
                   WITH

                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     7,956,420*
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,616,302**
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          60.9%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*  Solely in its capacity as a general partner of Specialty Finance Partners.

**  Solely in its capacity as a general partner of Specialty Finance Partners.
Includes 7,659,882 shares that may be deemed beneficially owned by virtue of Specialty Finance partners being party to the Voting Agreement (described in Item 5 below).

                                       3

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          CAPITAL Z PARTNERS, L.P.*
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          NOT APPLICABLE
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA
--------- -------------------------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     ------- ------------------------------------------------------------------
               BENEFICIALLY                  8       SHARED VOTING POWER
                 OWNED BY
                   EACH                              15,616,302**
                 REPORTING                   ------- ------------------------------------------------------------------
                  PERSON                     9       SOLE DISPOSITIVE POWER
                   WITH

                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     7,956,420*
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,616,302**
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          60.9%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*  Solely in its capacity as the sole general partner of Capital Z Financial
Services Fund II, L.P.

**  Solely in its capacity as the sole general partner of Capital Z Financial
Services Fund II, L.P. Includes 7,659,882 shares that may be deemed beneficially owned by virtue of Specialty Finance partners being party to the Voting
Agreement (described in Item 5 below).


                                       4

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          CAPITAL Z PARTNERS, LTD.*
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          NOT APPLICABLE
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA
--------- -------------------------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     ------- ------------------------------------------------------------------
               BENEFICIALLY                  8       SHARED VOTING POWER
                 OWNED BY
                   EACH                              15,616,302**
                 REPORTING                   ------- ------------------------------------------------------------------
                  PERSON                     9       SOLE DISPOSITIVE POWER
                   WITH

                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     7,956,420*
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,616,302**
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          60.9%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------


* Solely in its capacity as the sole general partner of Capital Z Partners, L.P.

** Solely in its capacity as the sole general partner of Capital Z Partners, L.P. Includes 7,659,882 shares that may be deemed beneficially owned by virtue of Specialty Finance partners being party to the Voting Agreement (described in Item 5 below).

Item 1.  Security and Issuer.

         This Amendment No. 1 ("Amendment No. 1") amends the statement on
         Schedule 13D initially filed by the Reporting Persons (as defined below) on October 10, 2000 (the "Initial Schedule 13D"). This Amendment No. 1 relates to the Common Stock, $0.01 par value per share (the "Common Stock"), and the Series A 8% Convertible Preferred Stock, $0.01 par value per share (the "Series A Preferred Stock"), of LendingTree, Inc. (the "Company"). The address of the principal executive office of the Company is 1115 Rushmore Drive, Charlotte, North Carolina 28277. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Initial Schedule 13D.

Item 2.  Identity and Background.

         (a) - (c) and (f).

                  This Amendment No. 1 is being filed jointly on behalf of Specialty Finance Partners, a Bermuda general partnership ("Specialty Finance Partners"), Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), and Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.") (each, a "Reporting Person" and together, the "Reporting Persons").

                  The principal business address of each Reporting Person is 54 Thompson Street, New York, New York 10012.

                  Specialty Finance Partners is a general partnership that invests in the securities of financial-service companies and related businesses. Capital Z Fund II is a private-equity fund formed to engage in the investment in securities of financial-services entities and serves as a general partner of Specialty Finance Partners. Capital Z L.P. is a business entity formed to serve as the sole general partner of Capital Z Fund II. Capital Z Ltd. is a business entity formed to serve as the sole general partner of Capital Z L.P.

                  Each of the Reporting Persons is organized under the jurisdiction of Burmuda.

                  The attached Schedule I is a list of all of the general partners of Specialty Finance Partners that are not also Reporting Persons, which contains the following information with respect to each entity:

                               (i)     name;

                               (ii)    jurisdiction of organization;

                               (iii)   principal business address; and

                               (iv)    present principal education.

                  The attached Schedule II is a list of the directors and executive officers of Capital Z Ltd., which contains the following information with respect to each person:

                               (i)     name;

                               (ii)    principal business address; and

                               (iii)   present principal occupation or
                                       employment;

                  None of the entities or persons identified on Schedule I or
                  Schedule II hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the entities or persons identified on Schedule I or Schedule II hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person identified on Schedule II hereto is a United States citizen, except for Laurence W. Cheng, who is a citizen of Canada.

         (d) None of the Reporting Persons has been convicted in a criminal proceeding during the last 5 years.

         (e) None of the Reporting Persons has, during the last 5 years, been a party to any civil proceeding as a result of which he or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.    Source and Amount of Funds.

           The information contained in Item 4 of the Initial Schedule 13D is hereby incorporated by reference herein.

           The information contained in Item 6 of this Amendment No. 1 is hereby incorporated by reference herein.

           Since the filing of the Initial Schedule 13D, and as more fully described in Item 6 below, pursuant to the Series A 8% Convertible Preferred Stock Purchase Agreement, dated as of March 7, 2001, among the Company and the investors named therein (the "Series A Purchase Agreement"), on March 20, 2001, Specialty Finance Partners purchased 1,142,857 shares of Series A Preferred Stock, for an aggregate purchase price of $4,000,000 (the "Series A Purchase"). Specialty Finance Partners used contributions from its partners to fund the Series A Purchase.

           In addition, pursuant to the Series A Purchase Agreement, and as more fully described in Item 6 below, on March 20, 2001 Specialty Finance Partners converted its equity rights of the Company in the form of Equity Rights Certificates (the "Certificates") into 2,857,143 shares of Series A Preferred Stock (the "Conversion"). Prior to the Conversion, Specialty Finance Partners purchased the Certificates as previously disclosed in the Initial Schedule 13D. No additional purchase price was required to be paid by Specialty Finance Partners for the shares to be issued in the Conversion. Following the Conversion and the Series A Purchase, Specialty Finance Partners owns 3,956,420 shares of Common Stock and 4,000,000 shares of Series A Preferred Stock. The Series A Preferred Stock will be convertible into Common Stock and will have voting rights as further described in Item 6 below.

           Except as set forth above, the response of the Reporting Persons to this Item 3 as previously disclosed in the Initial Schedule 13D has not changed.

Item 4.    Purpose of Transaction.

           The information contained in Item 6 of this Amendment No. 1 is hereby incorporated by reference herein.

           The Reporting Persons consummated the transactions described herein in order to acquire a significant interest in the Company and for investment purposes. Subject to market conditions and other factors, the Reporting Persons or their affiliates may acquire or dispose of the Common Stock and the Series A Preferred Stock from time to time in future open-market, privately negotiated or other transactions, may enter into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company or may effect other similar agreements or transactions.

           Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Schedule 13D.

Item 5.    Interest in Securities of Issuer.

           (a) -(b)

           Specialty Finance Partners may be deemed to beneficially own in the aggregate 7,956,420 shares of Common Stock by virtue of the fact that it is the holder of record of 3,956,420 shares of Common Stock and of its expected ability to initially convert (as discussed in Item 6 below) 4,000,000 shares of Series A Preferred Stock into 4,000,000 shares of Common Stock. Specialty Finance Partners has the sole power to vote or direct the vote, or to dispose or to direct the disposition, of such shares. In addition, Specialty Finance Partners may be deemed to have the shared power to vote or direct the vote of 7,659,882 shares by virtue of its being party to the Voting Agreement (as defined and described below).

           Capital Z Fund II, Capital Z L.P. and Capital Z Ltd. may be deemed to beneficially own in the aggregate 7,956,420 shares of the Common Stock of the Company by virtue of Specialty Finance Partners' ownership of shares of Common

Stock and its expected ability to convert the shares of Series A Preferred Stock owned by it into shares of Common Stock. Each of Capital Z Fund II, Capital Z L.P. and Capital Z Ltd. has the shared power to vote or to direct the vote, and to dispose or to direct the disposition, of such shares. In addition, each of Capital Z Fund II, Capital Z L.P., and Capital Z Ltd. may be deemed to have the shared power to vote or direct the vote of 7,659,882 shares by virtue of Specialty Finance Partners being party to the Voting Agreement (as defined and described below).

           On an as-converted-to-Common Stock basis, the Reporting Persons' total beneficial ownership of equity of the Company is approximately 31.0% (based on calculations made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and based on the number of shares of Common Stock outstanding as of February 28, 2001, and assuming the shares of Series A Preferred Stock are converted into Common Stock). Each of the Reporting Persons disclaims beneficial ownership of all securities covered by this Amendment No. 1 not owned of record by it.

           Specialty Finance Partners and certain other stockholders of the Company (collectively, the "Additional Voting Agreement Parties") entered into that certain Voting Agreement, dated as of March 7, 2001, among the Company, Specialty Finance Partners and each of the Additional Voting Agreement Parties (the "Voting Agreement'). The Voting Agreement has been filed as an exhibit hereto and is incorporated by reference herein. See Item 6 for more detail.

           By virtue of the Voting Agreement, and only for such time as the Voting Agreement is in effect, the Reporting Persons, together with the Additional Voting Agreement Parties, may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act and thereby beneficially own, solely for the purposes of Rule 13d-3 under the Exchange Act, directly or indirectly, assuming conversion of all shares of Series A Preferred Stock held by each of the Reporting Persons and the Additional Voting Agreement Parties, an aggregate of 15,616,302 shares of Common Stock, representing approximately 60.9% of the outstanding shares of Common Stock (based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and based on the number of shares of Common Stock outstanding as of February 28, 2001). Each Reporting Person disclaims its membership in such group and, for purposes of Section 13(d) of the Exchange Act, disclaims beneficial owner of any shares of Common Stock or Series A Preferred Stock, and the underlying Common Stock of any such Series A Preferred Stock, held by any party of the Voting Agreement (other than itself, if applicable) or any other Reporting Person attributed to them by reason of the Voting Agreement. The filing of this Amendment No. 1 shall not be construed as an admission that any Reporting Person is the beneficial owner of such shares or that the Reporting Person and any such other stockholders constitute such a person or group.

           (c) Except as otherwise set forth in this Amendment No. 1, none of the Reporting Persons has effected any transactions in shares of Common Stock or Series A Preferred Stock during the past 60 days.

           (d)       None.

           (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           The information contained in Item 6 of the Initial Schedule 13D is hereby incorporated by reference herein.

           Upon the terms and conditions set forth in the Purchase Agreement (as defined in the Initial Schedule 13D) and the Certificates (attached hereto as
Exhibit 1, Exhibit 2 and Exhibit 3, respectively, and incorporated herein by reference to the Initial Schedule 13D), and pursuant to the Series A Purchase Agreement, Specialty Finance Partners converted the Certificates into 2,857,143 shares of Series A Preferred Stock.

           Series A Purchase Agreement

           The following description of the Series A Purchase Agreement is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Series A Purchase Agreement (which is attached as Exhibit 4 hereto and incorporated by reference).

           Pursuant to the Series A Purchase Agreement, on March 7, 2001, the Company agreed to sell to Zions Bancorporation, Specialty Finance Partners, Douglas R. Lebda, Pei-Yuan Chia, John Prince Family INV. LLC, Jeffrey P. Hughes, William Shiebler, Victor F. Keen, Craton Capital, Ejnar Knudsen, Peter and Barbara Georgescu, Richard D. Field, Richard D. Field IRA, TASK Foundation, Inc., Bulgroup Properties, Terrence D. Daniels, W. James Tozer, Jr. IRA, Keith Hall, and W. James Tozer, Jr. (collectively, the "Investors"), and the Investors agreed to purchase from the Company, a total of 4,028,572 shares of the Series A Preferred Stock for a price of $3.50 per share and an aggregate purchase price of $14,100,000 (plus accumulated dividends). Specialty Finance Partners agreed to purchase 1,142,857 shares of Series A Preferred Stock for an aggregate purchase price of $4,000,000.

           Pursuant to the Series A Purchase Agreement, Specialty Finance Partners agreed to convert the Certificates into, and the Company agreed to issue to Specialty Finance Partners upon such conversion, 2,857,143 shares of Series A Preferred Stock. The obligations of Specialty Finance Partners to purchase Series A Preferred Stock at the Closing (as defined below) was subject to the Certificates being so converted into Series A Preferred Stock at a conversion price equal to $3.50 per share. No additional purchase price was required to be paid by Specialty Finance Partners for the shares to be issued upon conversion of the Certificates.

           The sale and purchase of the Series A Preferred Stock, together with the conversion of the Certificates, took place on March 20, 2001 (the "Closing").

           Under the terms of the Series A Purchase Agreement, the Company is obligated to seek and obtain appropriate stockholder approval by the holders of the Company's Common Stock, at a meeting of its stockholders, which is currently scheduled to be held on May 24, 2001 (the "Annual Meeting") or, if the Annual Meeting is postponed or delayed for more than thirty (30) days, at a special meeting of stockholders to be held for such purpose on or prior to June 23,

2001, of the items set forth in the Voting Agreement, including approval of (x) the general voting rights of the Series A Preferred Stock described in the Certificate of Designations (as defined below), and (y) the ability to convert the shares of Series A Preferred Stock into Common Stock as described in the Certificate of Designations, and any subsequent issuances of Common Stock upon any such conversion of the Series A Preferred Stock, or in favor of any other proposal the purpose of which is to seek approval of matters relating to the foregoing or the rights intended to be afforded to the holders of the Series A Preferred Stock under the Certificate of Designations that otherwise require approval of the Company's stockholders under applicable rules of the Nasdaq Stock Market to be effective. Pursuant to the Series A Purchase Agreement, the Board of Directors of the Company shall recommend such approval, and the Company shall solicit such approval.

           The Series A Purchase Agreement also provides that, prior to the time the Company obtains the approval of its stockholders with respect to the voting rights and conversion features of the Series A Preferred Stock, the Company will not issue any securities which could (assuming the maximum conversion or exercise of any such securities), under any circumstance, result in the total number of shares of Common Stock subject to the Voting Agreement representing less than 50.1% of the Company's voting securities outstanding at any time prior to the first date on which the Series A Preferred Stock is convertible.

           Pursuant to the Series A Purchase Agreement, the Company has agreed to indemnify each Investor against any breach by the Company of any representation, warranty or other provision set forth in the Series A Purchase Agreement or any agreement contemplated therein. The representations and warranties contained in the Series A Purchase Agreement shall survive until the first anniversary of the date of the Closing.

           Certificate of Designations

           The following description of the Certificate of Designations, Preferences and Rights of Series A Preferred Stock (the "Certificate of Designations") is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations (which is attached as Exhibit 5 hereto and incorporated by reference).

           The Series A Preferred Stock shall, with respect to dividend rights and rights upon a Liquidation Event (as defined below), rank prior to any other class or series of capital or preferred stock already established or that may be established by the Board of Directors of the Company.

           The holders of the Series A Preferred Stock shall be entitled to receive quarterly dividends with respect to each share of Series A Preferred Stock equal to eight percent (8%) per annum (or such other rate in certain circumstances discussed below), payable at the Company's option in either cash or by increasing the Initial Stated Value of the Series A Preferred Stock. The "Initial Stated Value", is defined in the Certificate of Designations as equal to $3.50 per share (and the Initial Stated Value as adjusted from time to time is referred to as the "Stated Value Per Share"). The dividends will be cumulative and will accrue daily from the first date on which any shares of Series A Preferred Stock are issued. The dividends will be payable on March 31, June 30, September 30 and December 31 of each year, commencing on June 30, 2001 and in the case of any accrued but unpaid dividends, at such additional times and for such interim periods as may be determined by the Board of Directors. The Stated Value Per Share plus the accrued but unpaid dividends is known as the "Current Value Per Share".

           The Series A Preferred Stock shall be convertible, at the option of the holder, into Common Stock commencing on the date on which the Company's stockholders approve the optional conversion provisions set forth in the Certificate of Designations (the "Initial Conversion Date"). If the Initial Conversion Date does not occur by June 23, 2001, then dividends will accrue at the rate of twelve percent (12%) per annum until such Initial Conversion Date.

           After the Initial Conversion Date, each share of Series A Preferred Stock shall be convertible, at the option of the holder, into the number of fully paid and non-assessable shares of Common Stock by dividing the Current Value Per Share by the Conversion Price (as defined hereinafter). The "Conversion Price" initially will be $3.50 per share and will be adjusted in connection with certain events, including (i) certain equity financings or issuances by the Company, (ii) stock dividends, subdivisions or splits of the Common Stock, and (iii) combinations of the Common Stock. In addition, in certain circumstances, the securities into which the Series A Preferred Stock are convertible and the Conversion Price will be adjusted for reclassifications, reorganizations, consolidations or mergers, or other Change of Control Events (as defined below). No adjustment to the Conversion Price will be made in the case of certain exceptions enumerated in the Certificate of Designations.

           Subject to the next sentence, the holder of each share of Series A Preferred Stock shall have the right to one vote for each share of Common Stock into which such share of Series A Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Except as discussed in the next paragraph, holders of the Series A Preferred Stock will have no voting rights until the date on which the Company's stockholders approve the general voting rights provisions of the Certificate of Designations.

           So long as more than 20% of the Series A Preferred Stock is outstanding, the Company may not, without the approval of 68.5% of the holders of the Series A Preferred Stock outstanding at such time, take any action that:
(i) amends, modifies or repeals (whether by merger, consolidation, recapitalization or otherwise) any provision of the Company's Certificate of Incorporation or Bylaws or the Certificate of Designations in any manner which would alter or change any of the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, the Series A Preferred Stock;
(ii) increases or decreases the authorized number of shares of Common Stock or preferred stock of the Company; (iii) authorizes, creates (by reclassification or otherwise) or issues any new class or series of capital stock or preferred stock of the Company (or any obligation or security convertible or exchangeable into or evidencing the right to purchase shares of any class or series of capital stock or preferred stock) ranking senior to or on parity with the Series A Preferred Stock in any respect; (iv) approves or authorizes or in any way results in the repurchase or redemption of, or the payment of dividends or the making of any distributions on, any stock or similar equity security of the Company or any security convertible or exchangeable, with or without consideration, into or for any stock or similar security, or any security carrying or representing any option, warrant or right to subscribe to or purchase any stock or similar security, or any such option, warrant or right of the Company (other than on the Series A Preferred Stock, and repurchases pursuant to the Company's employee benefit plans) (an "Equity Security"); (v) subjects the Company's assets to any mortgage, lien, security interest or encumbrance other than (a) any mortgage, lien, security interest or encumbrance imposed in connection with revolving credit facilities or sales of accounts receivable for cash at fair market value, in each case, as approved by the Company's Board of Directors, and (b) liens, mortgages, security interests or encumbrances arising in the ordinary course of the Corporation's business that do not materially impair the value of the assets they encumber; (vi) approves or authorizes or in any way results in the Company incurring any indebtedness for borrowed money in excess of $10,000,000 (subject to clauses (vii) and (viii) below, excluding indebtedness for borrowed money arising in connection with revolving credit facilities approved by the Company's Board of Directors); (vii) approves or authorizes or in any way results in the Company (x) issuing any debt security or instrument representing debt of the Company (of any nature whatsoever) or any class or series of capital or preferred stock or any other security that is neither Common Stock nor convertible into nor exercisable or exchangeable for Common Stock (any of the foregoing, a "Non-Equity Security"), or (y) entering into, or becoming subject to, any agreement, arrangement or understanding of any kind resulting in, or with respect to, the Company's incurring indebtedness (other than payables or short-term liabilities incurred in the ordinary course of business) (any of the foregoing, a "Debt-Type Obligation"), or any combination of Non-Equity Securities and Debt-Type Obligations, in any single transaction or series of related transactions, with, in any such case, an aggregate annual interest rate, dividend rate or yield or any other type of coupon rate or yield, that is greater than or equal to LIBOR (as defined below) plus 15% per annum; (viii) approves or authorizes or in any way results in the Company issuing any Non-Equity Securities or entering into or becoming subject to any Debt-Type Obligations, or any combination of Non-Equity Securities and Debt-Type Obligations, in any single transaction or series of related transactions providing for both (x) an aggregate annual interest rate, dividend rate or yield or any other type of coupon rate or yield, greater than or equal to LIBOR plus 10% per annum and (y) the issuance of, or right to receive, whether as a fee or otherwise, Equity Securities equal to, or convertible into or exercisable or exchangeable for an aggregate of, 1,000,000 or more shares of Common Stock or any other class or series of capital or preferred stock that is not a Non-Equity Security (as such 1,000,000 share threshold shall be proportionately adjusted for subdivisions or split-ups and the like of the Common Stock); or (ix) increases the size of the Company's Board of Directors to greater than ten directors. LIBOR is defined in the Certificate of Designations to mean, as of any relevant date, a per annum interest rate equal to the six-month LIBOR (London Interbank Offered Rate) Rate appearing in the Money Rates table of the Wall Street Journal published on such date in New York City, or if not published on such date, the date of publication immediately prior to such date.

           In the event of any liquidation, dissolution or winding-up of the Company (each, a "Liquidation Event"), the holders of Series A Preferred Stock shall be entitled to receive for each outstanding share of Series A Preferred Stock, in preference to the holders of any junior security, an amount equal to the product of (x) 1.05 and (y) the Current Value Per Share (the "Liquidation Preference").

           At the option of each holder of Series A Preferred Stock then outstanding, a Change of Control Event (as defined below) will either (i) be treated as a Liquidation Event pursuant to which the Company shall be required to distribute upon consummation of and as a condition to such transaction an amount equal to the greater of (1) the Liquidation Preference or (2) the consideration which would have been payable if such shares of Series A Preferred Stock were converted into shares of Common Stock immediately prior to the consummation of such transaction (whether or not such shares of Series A Preferred Stock were or are convertible as of such date), (ii) allow the holder to exercise the conversion feature of the Series A Preferred Stock, as discussed above, or (iii) allow the holder to redeem its shares of Series A Preferred Stock as discussed below.

           A "Change of Control Event" is described in the Certificate of Designations as (i) the sale, conveyance or disposition in one or a series of transactions of all or substantially all of the assets of the Company or certain of its subsidiaries, or any transaction that is subject to Rule 13e-3 of the Exchange Act, (ii) the consummation of a transaction by which any person or group, other than the Reporting Persons or any of their partners, affiliates or successors, is or becomes the beneficial owner, directly or indirectly, of 50% or more of the securities issued by the Company having the power to vote (measured by voting power rather than number of shares) in the election of directors (the "Voting Stock") of the Company, (iii) during any period of two consecutive years, the Continuing Directors (as defined in the Certificate of Designations) cease for any reason to constitute a majority of the Board of Directors of the Company, or (iv) the consolidation, merger or other business combination of the Company with or into any other person or persons (other than (A) a consolidation, merger or other business combination in which holders of the Company's Voting Stock immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the same relative percentage of the Voting Stock as before any such transaction and the Voting Stock of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, including pursuant to a holding company merger effected under Section 251(g) of the Delaware General Corporation Law or any successor provision, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company).

           The Series A Preferred Stock will be redeemable for cash beginning on March 31, 2004, at the option of the Company, in whole or in part, at a redemption price equal to the product of (x) a percentage that shall initially be 120% and shall decline to 105% on a quarterly basis over the two year period ending March 31, 2006, multiplied by (y) the then Current Value Per Share. On the fifth anniversary of the initial issue date of the Series A Preferred Stock, the Company must redeem the Series A Preferred Stock for a redemption price equal to 105% of the then Current Value Per Share (the "Mandatory Discharge Obligation"). If and so long as the Mandatory Redemption Obligation shall not be fully discharged, (i) dividends on the Series A Preferred Stock shall continue to accrue and be added to the Stated Value Per Share at the rate of 15% per annum of the then Current Value Per Share until such Mandatory Redemption Obligation is fully discharged, and (ii) the Company shall not declare or pay any dividend or make any distribution on, nor may it redeem, repurchase or otherwise acquire or discharge any redemption, sinking fund or other similar obligation in respect of any of, its securities.

           In the event of a Change of Control Event in which any of the consideration payable to the holders of the Company's Common Stock is other than cash and any holder of shares of Series A Preferred Stock has not already elected to treat its shares in accordance with the previous paragraph, the Company or its successor must offer to purchase each share of Series A Preferred Stock for an amount in cash equal to the then current Liquidation Preference of the shares of Series A Preferred Stock held by such holder. If any holder does not elect to convert or redeem such holder's shares, such holder will retain any rights it has under the Certificate of Designations with respect to such Change of Control Event.

           The Company will not sell or issue, or offer to issue, (i) any shares of capital stock or preferred stock of the Company, (ii) any securities convertible into or exercisable or exchangeable for capital stock of the Company, or (iii) options, warrants or rights carrying any rights to purchase or otherwise acquire capital stock or preferred stock of the Company, unless the Company first offers to each holder of Series A Preferred Stock the opportunity to purchase its pro rata allotment of such securities to be sold or issued on terms and conditions, including price, not less favorable than those on which the Company proposes to sell such securities to a third party. This right will not apply with respect to certain exceptions enumerated in the certificate of Designations.

           Voting Agreement

           The following description of the Voting Agreement is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement (which is attached as Exhibit 6 hereto and incorporated by reference).

           As discussed above, in connection with the Series A Purchase, Specialty Finance Partners and the Additional Voting Agreement Parties entered into the Voting Agreement. A total of 10,927,017 shares of Common Stock are subject to the Voting Agreement. Pursuant to the terms of the Voting Agreement, each stockholder of the Company party thereto has agreed to vote the shares of Common Stock held by such stockholder, together with any shares of Common Stock or other securities convertible into Common Stock subsequently purchased by such stockholder, in favor of any proposal seeking approval of (i) the general voting rights of the Series A Preferred Stock as described in the Certificate of Designations, and (ii) the ability to convert the shares of Series A Preferred Stock into Common Stock as described in the Certificate of Designations and any subsequent issuances of Common Stock upon any such conversion. In addition, each stockholder party to the Voting Agreement agrees to vote the shares of Common Stock held by such stockholder in favor of any proposal seeking approval of the 2001 Stock Incentive Plan of the Company. Pursuant to the Voting Agreement, each stockholder of the Company party thereto delivered to the Company an irrevocable proxy relating to the matters referred to above.

           Registration Rights Agreement

           The foregoing description of the Registration Rights Agreement is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement (which is attached as Exhibit 7 hereto and incorporated by reference).

           Pursuant to the Registration Rights Agreement, dated March 7, 2001 (the "Registration Rights Agreement"), among the Company, Specialty Finance Partners and certain other holders of Series A Preferred Stock, Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Union Labor Life Insurance Company and the Federal Home Loan Mortgage Company, by no later than May 4, 2001, the Company is obligated to file with the Securities Exchange Commission a "shelf" registration statement (the "Registration Statement") covering the resale of the Common Stock issuable upon conversion of the Series A Preferred Stock and issuable upon warrants issued to certain parties to the Registration Rights Agreement (the "Registrable Shares"). The Registration Statement shall remain effective until the earlier to occur of (i) the sale of all Registrable Shares under the Registration Statement or (ii) five (5) years from the later of (x) the date upon which the shares of Series A Preferred Stock shall be convertible in accordance with the Certificate of Designations or (y) the date of effectiveness of the Registration Statement.

Item 7.         Material to be Filed as Exhibits.

Exhibit 1 Securities Purchase Agreement, dated as of September 29, 2000, by and between Capital Z Fund II, Capital Z Private Fund II and the Company (incorporated by reference to the Reporting Persons' Schedule 13D (File No. 005-59703), filed with the SEC on October 10, 2000).

Exhibit 2 Equity Rights Certificate issued to Capital Z Fund II, dated as of September 29, 2000 (incorporated by reference to the Reporting Persons' Schedule 13D (File No. 005-59703), filed with the SEC on October 10, 2000).

Exhibit 3 Equity Rights Certificate issued to Capital Z Private Fund II, dated as of September 29, 2000 (incorporated by reference to the Reporting Persons' Schedule 13D (File No. 005-59703), filed with the SEC on October 10, 2000).

Exhibit 4 Series A 8% Convertible Preferred Stock Purchase Agreement, dated as of March 7, 2001, among the Company and the Investors named therein (incorporated by reference to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (File No. 000-29215), filed with the SEC on March 22,
                  2001).

Exhibit 5 Certificate of Designations, Preferences and Rights of Series A Preferred Stock (incorporated by reference to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (File No. 000-29215), filed with the SEC on March 22,
                  2001).

Exhibit 6 Voting Agreement, dated as of March 7, 2001, among the Company and each of the stockholders listed on Schedule I attached thereto (incorporated by reference to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (File No. 000-29215), filed with the SEC on March 22,
                  2001).

Exhibit 7 Registration Rights Agreement, dated as of March 7, 2001, among the Company and the signatories listed therein (incorporated by reference to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (File No. 000-29215), filed with the SEC on March 22, 2001).

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                   Date: March 26, 2001.


                                   SPECIALTY FINANCE PARTNERS

                                   By: /s/ David A. Spuria
                                       ----------------------------------------
                                       David A. Spuria
                                       General Counsel, Vice President of
                                       Administration and Secretary



                                   CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

                                   By: /s/ David A. Spuria
                                       ----------------------------------------
                                       David A. Spuria
                                       General Counsel, Vice President of
                                       Administration and Secretary



                                   CAPITAL Z PARTNERS, L.P.

                                   By: /s/ David A. Spuria
                                       ----------------------------------------
                                       David A. Spuria
                                       General Counsel, Vice President of
                                       Administration and Secretary



                                   CAPITAL Z PARTNERS, LTD.

                                   By: /s/ David A. Spuria
                                       ----------------------------------------
                                       David A. Spuria
                                       General Counsel, Vice President of
                                       Administration and Secretary

                                                                   SCHEDULE I

              OTHER GENERAL PARTNERS OF SPECIALTY FINANCE PARTNERS

           Capital Z Financial Services Private Fund II, L.P. ("Private Fund II"), a Bermuda limited partnership that was formed to engage in the investment in securities of financial service entities, is a general partner of Specialty Finance Partners. The principal business address of Private Fund II is 54 Thompson Street, New York, New York 10012.

           Equifin Capital Partners ("Equifin"), a Cayman Islands corporation that was formed to engage in the investment in securities of financial service entities, is a general partner of Specialty Finance Partners. The principal business address of Equifin is 54 Thompson Street, New York, New York 10012.

                                                                  SCHEDULE II

                            CAPITAL Z PARTNERS, LTD.

Name, business address and present principal occupation or employment of the directors and executive officers:


Steven M. Gluckstern
Director
54 Thompson Street
New York, New York  10012

Robert A. Spass
Chairman of the Board
54 Thompson Street
New York, New York  10012

Laurence W. Cheng
Chief Executive Officer and Director
54 Thompson Street
New York, New York  10012

Bradley E. Cooper
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

Mark K. Gormley
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

Adam M. Mizel
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

Paul H. Warren
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

Scott M. Delman
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

David A. Spuria
General Counsel, Vice President of Administration and Secretary
54 Thompson Street
New York, New York  10012

Roland V. Bernardon
Chief Financial Officer, Treasurer and Assistant Secretary
54 Thompson Street
New York, New York  10012

                                  Exhibit Index


Exhibit 1 Securities Purchase Agreement, dated as of September 29, 2000, by and between Capital Z Fund II, Capital Z Private Fund II and the Company (incorporated by reference to the Reporting Persons' Schedule 13D (File No. 005-59703), filed with the SEC on October 10, 2000).

Exhibit 2 Equity Rights Certificate issued to Capital Z Fund II, dated as of September 29, 2000 (incorporated by reference to the Reporting Persons' Schedule 13D (File No. 005-59703), filed with the SEC on October 10, 2000).

Exhibit 3 Equity Rights Certificate issued to Capital Z Private Fund II, dated as of September 29, 2000 (incorporated by reference to the Reporting Persons' Schedule 13D (File No. 005-59703), filed with the SEC on October 10, 2000).

Exhibit 4 Series A 8% Convertible Preferred Stock Purchase Agreement, dated as of March 7, 2001, among the Company and the Investors named therein (incorporated by reference to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (File No. 000-29215), filed with the SEC on March 22,
                  2001).

Exhibit 5 Certificate of Designations, Preferences and Rights of Series A Preferred Stock (incorporated by reference to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (File No. 000-29215), filed with the SEC on March 22,
                  2001).

Exhibit 6 Voting Agreement, dated as of March 7, 2001, among the Company and each of the stockholders listed on Schedule I attached thereto (incorporated by reference to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (File No. 000-29215), filed with the SEC on March 22,
                  2001).

Exhibit 7 Registration Rights Agreement, dated as of March 7, 2001, among the Company and the signatories listed therein (incorporated by reference to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (File No. 000-29215), filed with the SEC on March 22, 2001).


----------------